Exhibit 99.1

MINISO Group Announces September Quarter and First Nine Months of 2024 Unaudited Financial Results

GUANGZHOU, China, November 29, 2024 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the quarter and the nine months ended September 30, 2024.

Financial Highlights

Highlights for the Nine Months Ended September 30, 2024

•	Revenue in the first nine months of 2024 was RMB12,281.3 million (US$1,750.1 million), increasing 22.8% year over year.

•	Gross profit increased 34.1% year over year to RMB5,419.8 million (US$772.3 million).

•	Gross margin was 44.1%, compared to 40.4% in the same period of 2023.

•	Operating profit increased 14.3% year over year to RMB2,347.4 million (US$334.5 million).

•	Profit for the period increased 11.6% year over year to RMB1,825.7 million (US$260.2 million).

•	Adjusted net profit(1) increased 13.7% year over year to RMB1,928.1 million (US$274.8 million). Adjusted net profit for the first nine months of 2024 included a net foreign exchange loss of RMB21.7 million (US$3.1 million), compared to a net foreign exchange gain of RMB47.8 million in the same period of last year. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 18.3% year over year.

•	Adjusted net margin(1) was 15.7%, compared to 17.0% in the same period of 2023. Excluding net foreign exchange loss and gain, adjusted net profit margin would have been 15.9%, compared to 16.5% in the same period of 2023.

•	Adjusted EBITDA(1) increased 20.6% year over year to RMB3,107.1 million (US$442.8 million).

•	Adjusted EBITDA margin(1) was 25.3%, compared to 25.8% in the same period of 2023.

•	Cash position(2) was RMB6,284.1 million (US$895.5 million) as of September 30, 2024, compared to RMB6,887.0 million as of December 31, 2023.

•	Net cash from operating activities was RMB2,031.1 million (US$289.4 million). Capital expenditure was RMB565.5 million (US$80.6 million) and free cash flow was RMB1,465.6 million (US$208.8 million) in the first nine months of 2024.

Highlights for September Quarter

•	Revenue was RMB4,522.6 million (US$644.5 million), increasing 19.3% year over year.

•	Gross profit increased 28.2% year over year to RMB2,030.0 million (US$289.3 million).

•	Gross margin was 44.9%, another record high for the Company, compared to 41.8% in the same period of 2023.

•	Operating profit increased 8.2% year over year to RMB852.6 million (US$121.5 million).

•	Profit for the period increased 4.9% year over year to RMB648.3 million (US$92.4 million).

•	Adjusted net profit(1) increased 6.9% year over year to RMB686.2 million (US$97.8 million).

•	Adjusted net margin(1) was 15.2%, compared to 16.9% in the same period of 2023.

•	Adjusted EBITDA(1) increased 12.4% year over year to RMB1,139.8 million (US$162.4 million).

•	Adjusted EBITDA margin(1) was 25.2%, compared to 26.8% in the same period of 2023.

•	Basic and diluted earnings per ADS both increased 6.1% year over year to RMB2.08(US$0.30).

•	Adjusted basic and diluted earnings per ADS(1) both increased 7.8% year over year to RMB2.20 (US$0.31).

Operational Highlights

•	Total number of stores on group level was 7,420 as of September 30, 2024, an increase of 859 net new stores in the first nine months of 2024.

•	Number of MINISO stores was 7,186 as of September 30, 2024, an increase of 773 net new stores in the first nine months of 2024.

•	Number of MINISO stores in mainland China was 4,250 as of September 30, 2024, a net increase of 324 in the first nine months of 2024, compared to 3,926 as of December 31, 2023.

•	Number of MINISO stores in overseas markets was 2,936 as of September 30, 2024, a net increase of 449 in the first nine months of 2024, compared to 2,487 as of December 31, 2023.

•	Number of TOP TOY stores was 234 as of September 30, 2024, with a record opening of 86 net new stores in the first nine months of 2024.

Notes:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

(2)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

The following table provides a breakdown of the Company’s store network and its growth. The directly operated stores of the Company has more than doubled from a year ago. For the first nine months of 2024, the Company had a net increase of 202 directly operated stores, 184 of which were located in overseas markets.

	As of
	September 30, 2023	December 31, 2023	September 30, 2024	YoY	Year to Date(3)
Number of MINISO stores(1)	6,115	6,413	7,186	1,071	773
Mainland China	3,802	3,926	4,250	448	324
—Directly operated stores	20	26	29	9	3
—Third-party stores	3,782	3,900	4,221	439	321
Overseas	2,313	2,487	2,936	623	449
—Directly operated stores	202	238	422	220	184
—Third-party stores	2,111	2,249	2,514	403	265
Number of TOP TOY stores(2)	122	148	234	112	86
—Directly operated stores	9	14	29	20	15
—Third-party stores	113	134	205	92	71

Notes:

(1) “MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2) “TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

(3) “Year to Date” refers to the nine months ended September 30, 2024.

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “MINISO's global footprints continue to expand steadily. As of September 30, 2024, the Group's total number of stores reached 7,420 with a net increase of 859 stores in the first nine months of 2024, representing only one step away from our annual target of 900 to 1,100 net new stores. Both the net growth of stores of MINISO overseas and TOP TOY for the first nine months of 2024 exceeded their net growth of stores for the whole year of 2023. On the group level, revenue grew 23% year over year to RMB12.28 billion, mainly attributable to 19% growth in average store count and low-single digit same-store sales growth. We are well on track to reach our annual target.”

“In the past September, we entered into share purchase agreements to acquire 29.4% stake in Yonghui Superstores Co., Ltd. (the "Yonghui"). We believe that the retail industry will have two important trends going forward, including quality retailing and interest-driven consumption, which require enterprises to emphasize more on product innovation and consumer experience. Despite short-term macro headwinds and uncertainties, MINISO Group remains focused on our long-term strategies, especially IP strategy and globalization strategy, leveraging global store network, global design capabilities and global supply chain integration capabilities to bring joy and happiness to our consumers around the world. Meanwhile, MINISO's core business is committed to its five-year development plan. Moving forward, MINISO Group will stick to our dividend policy of paying out no less than 50% of adjusted net profit each year. We will continue to carry out dynamic share buybacks to bring predictable returns to the Company's shareholders.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “Thanks to higher overseas revenue contribution and MINISO brand upgrade, the Company's gross margin for the first nine months of 2024 reached 44.1%, representing 3.7 percentage points increase year over year. Overseas revenue contribution increased from 32% last year to 37% this year. With effective execution of IP strategy, each of our business segment had improvement in gross margin, especially MINISO overseas and TOP TOY both had middle to high single digit improvement. We continue to invest in strategic markets, especially the U.S. market. As of September 30, 2024, our overseas directly operated stores has more than doubled from a year ago. Despite that our overseas markets are at investment stage, our margins maintained at healthy level under effective expenses control. For the first nine months of 2024, adjusted net margin was 15.7% while adjusted EBITDA margin was 25.3%. We believe that our margins will gradually stabilize under lean operation and disciplined expense management.

MINISO Group generated RMB2.03 billion net cash from operating activities and RMB1.47 billion free cash flow for the first nine months of 2024. As of September 30, 2024, our cash position was RMB6.28 billion. Turning to capital allocation, the Company has distributed over RMB600 million cash dividends at the end of September this year. From year to date, the Company has returned about RMB1.6 billion to shareholders through dividends and share buybacks. Our capital allocation strategy will continue to balance growth of the Company and our commitment to bring stable and foreseeable returns to shareholders.”

“We published the notice of the extraordinary shareholder meeting (the "EGM") regarding the stake transaction of Yonghui last Friday, announcing the convening of EGM on January 17, 2025. So far, the transaction is moving forward as planned and is expected to be closed during the first half of 2025. It is expected that no more than 40% of consideration for the transaction will be funded by internal financial resources. We will leverage borrowing facilities to optimize capital structure and enhance our return on capital while maintain strong cash reserves. Our financial strategy will remain disciplined in terms of budgeting, cost controls and capital allocation as we are committed to delivering stable profit and healthy cash flows.” Mr. Zhang concluded.

Unaudited Financial Results for the Nine Months Ended September 30, 2024

Revenue was RMB12,281.3 million (US$1,750.1 million), representing an increase of 22.8% year over year, primarily driven by an 18.5% year-over-year increase in average store count, and a low-single digit same-store sales growth on group level.

Revenue from mainland China increased by 14.0% to RMB7,738.4 million (US$1,102.7 million), including (i) an increase of 11.8% in revenue from MINISO’s offline stores in mainland China, which was primarily due to a 14.7% year-over-year growth in average store count, while same-store sales down mid-single digit compared to prior year’s level, and (ii) an increase of 42.5% in revenue from TOP TOY, which was powered by a mid-single digit same-store sales growth and a rapid growth in average store count.

Revenue from overseas markets increased 41.5% to RMB4,542.9 million (US$647.4 million). The year-over-year increase was primarily due to an increase of 22.5% in average store count, coupled with a high-single digit same-store sales growth. Revenue from overseas markets contributed 37.0% of the Company’s total revenue for the first nine months of 2024, compared to 32.1% for the same period in 2023.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB6,861.6 million (US$977.8 million), representing an increase of 15.2% year over year.

Gross profit was RMB5,419.8 million (US$772.3 million), representing an increase of 34.1% year over year.

Gross margin was 44.1%, with an increase of 3.7 percentage points. The year-over-year increase was primarily due to (i) higher revenue contribution from overseas directly operated markets, which accounted for 19.9% of group revenue in the first nine months of 2024, compared to 14.9% in the same period of 2023 on a comparable basis(1), and (ii) improved gross margin of TOP TOY brand, due to a shift in product mix towards more profitable products.

Selling and distribution expenses were RMB2,518.5 million (US$358.9 million), increased by 61.6% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB2,457.8 million (US$350.2 million), increased by 62.7% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores both in mainland China and overseas markets to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. For the first nine months of 2024, revenue from directly operated stores increased 103.7%, while related expenses including rental and related expenses, depreciation and amortization expenses and payroll excluding share-based compensation expenses increased 75.2%. For the first nine months of 2024, we added 18 and 184 directly operated store in mainland China and overseas markets, respectively. Promotion and advertising expenses increased 38.4%, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 38.0%, due to the Company’s growing IP library and enriched offerings of IP products. Logistics expenses increased 52.3%, mainly reflecting the rising freight costs caused by the tension in international shipping.

General and administrative expenses were RMB654.8 million (US$93.3 million), increased by 33.6% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB613.1 million (US$87.4 million), increased by 28.1% year over year. The year-over-year increase was primarily due to the increase in personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB78.5 million (US$11.2 million), compared to RMB42.2 million in the same period of 2023. The year-over-year increase was mainly due to an increase in investment income in wealth management products and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Operating profit was RMB2,347.4 million (US$334.5 million), representing an increase of 14.3% year over year.

Net finance income was RMB41.9 million (US$6.0 million), compared to RMB120.1 million in the same period of 2023. The year-over-year decrease was mainly due to (i) a decrease of RMB50.2 million in finance income as a result of reduced bank deposit principal and lower interest rate, and (ii) an increase of RMB28.1 million in finance costs due to an increase in lease liabilities, in line with the Company’s investment in directly operated stores.

Profit for the period was RMB1,825.7 million (US$260.2 million), compared to RMB1,636.2 million in the same period of 2023, representing an increase of 11.6% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB1,928.1 million (US$274.8 million), representing an increase of 13.7% year over year. Adjusted net profit included a net foreign exchange loss of RMB21.7 million (US$3.1 million) for the first nine months of 2024, compared to a net foreign exchange gain of RMB47.8 million in the same period of last year. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 18.3% year over year.

Adjusted net margin was 15.7%, compared to 17.0% in the same period of 2023. Excluding net foreign exchange loss and gain, adjusted net margin would have been 15.9%, compared to 16.5% in the same period of 2023.

Adjusted EBITDA increased 20.6% year over year to RMB3,107.1 million (US$442.8 million).

Adjusted EBITDA margin was 25.3%, compared to 25.8% in the same period of 2023.

Basic earnings per ADS increased 12.3% year over year to RMB5.84 (US$0.83), compared to RMB 5.20 in the same period of 2023.

Diluted earnings per ADS increased 12.4% year over year to RMB5.80 (US$0.83), compared to RMB 5.16 in the same period of 2023.

Adjusted basic earnings per ADS increased 14.1% year over year to RMB6.16 (US$0.88), compared to RMB5.40 in the same period of 2023.

Adjusted diluted earnings per ADS increased 14.2% year over year to RMB6.12 (US$0.87), compared to RMB5.36 in the same period of 2023.

Cash position, which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits, and other investments recorded as current assets was RMB6,284.1 million (US$895.5 million) as of September 30, 2024, compared to RMB6,887.0 million as of December 31, 2023.

Net cash from operating activities was RMB2,031.1 million (US$289.4 million). Capital expenditure was RMB565.5 million (US$80.6 million) and free cash flow was RMB1,465.6 million (US$208.8 million) in the first nine months of 2024.

Unaudited Financial Results for the September Quarter 2024

Revenue was RMB4,522.6 million (US$644.5 million), representing an increase of 19.3% year over year.

Revenue from mainland China increased by 8.7% year over year, primarily driven by (i) an increase of 5.7% in revenue from MINISO brand in mainland China, and (ii) an increase of 50.4% in revenue from TOP TOY.

Revenue from overseas markets increased 39.8% to RMB1,810.9 million (US$258.1 million), primarily driven by (i) an increase of 55.4% in revenue from overseas directly operated markets on a comparable basis(1), and (ii) an increase of 26.5% in revenue from overseas distributor markets on a comparable basis(1).

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,492.6 million (US$355.2 million), representing an increase of 12.9% year over year.

Gross profit was RMB2,030.0 million (US$289.3 million), representing an increase of 28.2% year over year.

Gross margin was 44.9%, an increase of 3.1 percentage points year over year.

Selling and distribution expenses were RMB996.5 million (US$142.0 million), representing an increase of 55.5% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB977.2 million (US$139.3 million), representing an increase of 57.4% year over year.

General and administrative expenses were RMB236.2 million (US$33.7 million), representing an increase of 38.5% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB217.6 million (US$31.0 million), representing an increase of 30.4% year over year.

Other net income was RMB36.8 million (US$5.2 million), compared to RMB1.0 million in the same period of 2023. The year-over-year increase was mainly due to an increase in investment income in wealth management products and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Operating profit was RMB852.6 million (US$121.5 million), representing an increase of 8.2% year over year.

Net finance income was RMB7.8 million (US$1.1 million), compared to RMB57.9 million in the same period of last year. The year-over-year decrease was mainly due to (i) a decrease of RMB44.3 million in finance income as a result of reduced bank deposit principal and lower interest rate, and (ii) an increase of RMB5.7 million in finance costs due to an increase in lease liabilities, in line with the Company’s investment in directly operated stores.

Profit for the period was RMB648.3 million (US$92.4 million), representing an increase of 4.9% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB686.2 million (US$97.8 million), representing an increase of 6.9% year over year.

Adjusted net margin was 15.2%, compared to 16.9% in the same period of 2023.

Adjusted EBITDA was RMB1,139.8 million (US$162.4 million), representing an increase of 12.4% year over year.

Adjusted EBITDA margin was 25.2%, compared to 26.8% in the same period of 2023.

Basic and diluted earnings per ADS were both RMB2.08 (US$0.30), representing an increase of 6.1% year over year from RMB1.96 in the same period of 2023.

Adjusted basic and diluted earnings per ADS were both RMB2.20 (US$0.31), representing an increase of 7.8% year over year from RMB2.04 in the same period of 2023.

Note:

(1) “Comparable basis” refers to the basis that excludes the impacts from market transitions from overseas distributor markets to directly operated markets, or vice versa.

Conference Call

The Company’s management will hold an earnings conference call at 4:00 A.M. Eastern Time on Friday, November 29, 2024 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/95133958059?pwd=lm4fHDsWTXEaqHF4VsGl7gWrIhe5iS.1

Meeting Number: 951 3395 8059

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024, which was RMB7.0176 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2023	September 30, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	769,306	1,277,392	182,027
Right-of-use assets	2,900,860	3,843,144	547,644
Intangible assets	19,554	10,191	1,452
Goodwill	21,643	22,029	3,139
Deferred tax assets	104,130	115,147	16,408
Other investments	90,603	120,450	17,164
Trade and other receivables	135,796	195,405	27,845
Prepayments	-	72,000	10,260
Term deposits	100,000	104,075	14,831
Interests in equity-accounted investees	15,783	34,365	4,897

	4,157,675	5,794,198	825,667

Current assets
Other investments	252,866	3,612,614	514,793
Inventories	1,922,241	2,297,067	327,329
Trade and other receivables	1,518,357	1,759,469	250,721
Cash and cash equivalents	6,415,441	1,716,150	244,549
Restricted cash	7,970	618,931	88,197
Term deposits	210,759	336,393	47,936

	10,327,634	10,340,624	1,473,525

Total assets	14,485,309	16,134,822	2,299,192

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2023	September 30, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	95	95	14
Additional paid-in capital	6,331,375	4,942,844	704,350
Other reserves	1,114,568	1,047,906	149,325
Retained earnings	1,722,157	3,534,024	503,594

Equity attributable to equity shareholders of the Company	9,168,195	9,524,869	1,357,283
Non-controlling interests	23,022	40,094	5,713

Total equity	9,191,217	9,564,963	1,362,996

LIABILITIES
Non-current liabilities
Contract liabilities	40,954	35,736	5,092
Loans and borrowings	6,533	5,911	842
Other payables	12,411	45,518	6,486
Lease liabilities	797,986	1,608,605	229,224
Deferred income	29,229	35,548	5,066

	887,113	1,731,318	246,710

Current liabilities
Contract liabilities	324,028	381,289	54,333
Loans and borrowings	726	739	105
Trade and other payables	3,389,826	3,674,473	523,608
Lease liabilities	447,319	482,256	68,721
Deferred income	6,644	6,573	937
Current taxation	238,436	293,211	41,782

	4,406,979	4,838,541	689,486

Total liabilities	5,294,092	6,569,859	936,196

Total equity and liabilities	14,485,309	16,134,822	2,299,192

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Revenue	3,791,154	4,522,577	644,462	9,997,484	12,281,320	1,750,074
Cost of sales	(2,207,456)	(2,492,601)	(355,193)	(5,956,394)	(6,861,558)	(977,764)

Gross profit	1,583,698	2,029,976	289,269	4,041,090	5,419,762	772,310
Other income	13,437	5,327	759	17,061	18,025	2,569
Selling and distribution expenses	(640,889)	(996,461)	(141,995)	(1,558,855)	(2,518,549)	(358,890)
General and administrative expenses	(170,552)	(236,208)	(33,659)	(490,257)	(654,781)	(93,306)
Other net income	953	36,758	5,238	42,209	78,454	11,180
Reversal of credit loss on trade and other receivables	1,666	13,170	1,877	6,454	9,564	1,362
Impairment loss on non-current assets	-	-	-	(3,448)	(5,104)	(727)

Operating profit	788,313	852,562	121,489	2,054,254	2,347,371	334,498
Finance income	69,366	25,067	3,572	149,907	99,673	14,203
Finance costs	(11,481)	(17,227)	(2,455)	(29,758)	(57,822)	(8,240)
		-		-	-
Net finance income	57,885	7,840	1,117	120,149	41,851	5,963
Share of profit of an equity-accounted investees, net of tax	-	2,009	286	-	2,310	329

Profit before taxation	846,198	862,411	122,892	2,174,403	2,391,532	340,790
Income tax expense	(227,923)	(214,090)	(30,508)	(538,210)	(565,832)	(80,630)

Profit for the period	618,275	648,321	92,384	1,636,193	1,825,700	260,160

Attributable to:
Equity shareholders of the Company	612,591	641,765	91,450	1,617,427	1,811,867	258,189
Non-controlling interests	5,684	6,556	934	18,766	13,833	1,971

Earnings per share for ordinary shares
-Basic	0.49	0.52	0.07	1.30	1.46	0.21
-Diluted	0.49	0.52	0.07	1.29	1.45	0.21

Earnings per ADS
(Each ADS represents 4 ordinary shares)
-Basic	1.96	2.08	0.30	5.20	5.84	0.83
-Diluted	1.96	2.08	0.30	5.16	5.80	0.83

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit for the period	618,275	648,321	92,384	1,636,193	1,825,700	260,160

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(17,880)	8,863	1,263	36,952	15,708	2,238

Other comprehensive (loss)/income for the period	(17,880)	8,863	1,263	36,952	15,708	2,238

Total comprehensive income for the period	600,395	657,184	93,647	1,673,145	1,841,408	262,398

Attributable to:
Equity shareholders of the Company	596,574	645,096	91,924	1,653,673	1,823,139	259,795
Non-controlling interests	3,821	12,088	1,723	19,472	18,269	2,603

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	618,275	648,321	92,384	1,636,193	1,825,700	260,160
Add back:
Equity-settled share-based payment expenses	23,769	37,883	5,398	60,071	102,390	14,590

Adjusted net profit	642,044	686,204	97,782	1,696,264	1,928,090	274,750
Adjusted net margin	16.9%	15.2%	15.2%	17.0%	15.7%	15.7%

Attributable to:
Equity shareholders of the Company	636,360	679,461	96,821	1,677,498	1,913,891	272,727
Non-controlling interests	5,684	6,743	961	18,766	14,199	2,023

Adjusted net earnings per share(1)
-Basic	0.51	0.55	0.08	1.35	1.54	0.22
-Diluted	0.51	0.55	0.08	1.34	1.53	0.22

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	2.04	2.20	0.31	5.40	6.16	0.88
-Diluted	2.04	2.20	0.31	5.36	6.12	0.87

Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	642,044	686,204	97,782	1,696,264	1,928,090	274,750
Add back:
Depreciation and amortization	132,868	222,259	31,672	311,872	555,390	79,142
Finance costs	11,481	17,227	2,455	29,758	57,822	8,240
Income tax expense	227,923	214,090	30,508	538,210	565,832	80,630
Adjusted EBITDA	1,014,316	1,139,780	162,417	2,576,104	3,107,134	442,762
Adjusted EBITDA margin	26.8%	25.2%	25.2%	25.8%	25.3%	25.3%

Note:

(1) Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended September 30,				Nine months ended September 30,
	2023	2024		YoY	2023	2024		YoY
	RMB’000	RMB’000	US$’000		RMB’000	RMB’000	US$’000
Revenue
Mainland China	2,495,777	2,711,673	386,410	8.7%	6,786,431	7,738,402	1,102,713	14.0%
-MINISO Brand(1)	2,306,566	2,438,555	347,491	5.7%	6,259,026	7,031,354	1,001,960	12.3%
-TOP TOY Brand	180,664	271,645	38,709	50.4%	491,531	700,417	99,808	42.5%
-Others(2)	8,547	1,473	210	(82.8)%	35,874	6,631	945	(81.5)%
Overseas	1,295,377	1,810,904	258,052	39.8%	3,211,053	4,542,918	647,361	41.5%
	3,791,154	4,522,577	644,462	19.3%	9,997,484	12,281,320	1,750,074	22.8%

Notes:

(1) “MINISO Brand” refers to the revenue generated from MINISO brand including revenue from offline stores, e-commerce and others in mainland China.

(2) “Others” refers to revenue generated from other operating segments such as “WonderLife”, which was a secondary brand targeting on lower-tier cities in mainland China, aggregated and presented as “others”. As the MINISO brand increasingly penetrated into lower-tier cities in mainland China, “WonderLife” has become marginalized.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN MAINLAND CHINA

	As of
	September 30, 2023	December 31, 2023	September 30, 2024	YoY	YTD(1)
By City Tiers
First-tier cities	499	522	563	64	41
Second-tier cities	1,554	1,617	1,771	217	154
Third- or lower-tier cities	1,749	1,787	1,916	167	129
Total	3,802	3,926	4,250	448	324

Note:

(1) “YTD” refers to the period starting from January 1, 2024 to September 30, 2024.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	September 30, 2023	December 31, 2023	September 30, 2024	YoY	YTD(1)
By Regions
Asia excluding China	1,264	1,333	1,572	308	239
North America	140	172	294	154	122
Latin America	514	552	598	84	46
Europe	218	231	260	42	29
Others	177	199	212	35	13
Total	2,313	2,487	2,936	623	449

Note:

(1) “YTD” refers to the period starting from January 1, 2024 to September 30, 2024.